My Size, Inc.

3 Arava St., pob 1026

Airport City, Israel 7010000

December 21, 2016

VIA EDGAR

 United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

 Attention: Matthew Derby

Re:	My Size, Inc.
Registration Statement on Form S-3
File No. 333-213727

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), My Size, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4 p.m., Eastern Standard Time, on Thursday, December 22, 2016, or as soon thereafter as possible.

Please notify Andrea Cataneo of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 653-8700 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

MY SIZE, INC.

By:	/s/ Or Kles
Name:	Or Kles
Title:	Chief Financial Officer